Exhibit 99.1

Condensed Consolidated Interim Financial Statements

(Expressed in US dollars - unaudited)

Three and nine months ended September 30, 2026 and 2025

STANDARD LITHIUM LTD.

Condensed Consolidated Interim Statements of Financial Position

As of September 30, 2026 and December 31, 2025

(Expressed in thousands of US dollars - unaudited)

	Note	September 30, 2026	December 31, 2025
ASSETS
Current assets
Cash		$118,116	$152,314
Restricted cash		1,163	1,160
Other current assets and receivables		4,405	4,213
		123,684	157,687

Non-current assets
Intangible assets		884	967
Right of use asset		117	257
Property, plant and equipment		913	1,036
Investment in Aqualung	5	5,350	5,350
Investment in Smackover Lithium	4	210,542	168,868
Financial asset - FID	9	10,637	52,299
Advances and deposits		51	52
		228,494	228,829

TOTAL ASSETS		$352,178	$386,516

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities		$9,163	$9,905
Lease liability - short-term		115	181
		9,278	10,086
Non-current liabilities
Lease liabilities - long-term		6	76
Deferred income tax liabilities		8,498	21,799
Decommissioning provision		622	597
		9,126	22,472

TOTAL LIABILITIES		18,404	32,558

SHAREHOLDERS’ EQUITY
Share capital	7	405,790	405,173
Reserves	7	36,596	37,299
Accumulated deficit		(122,034)	(86,247)
Accumulated other comprehensive income (loss)		13,422	(2,267)
TOTAL SHAREHOLDERS’ EQUITY		333,774	353,958
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		$352,178	$386,516

Approved by the Board of Directors and authorized for issue on November 12, 2026.

"Robert Cross"	"Claudia D’Orazio"
Director	Director

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

STANDARD LITHIUM LTD.

Condensed Consolidated Interim Statements of Comprehensive Loss

For the three and nine months ended September 30, 2026 and 2025

(Expressed in thousands of US dollars, except share and per share amounts - unaudited)

		Three months ended September 30,		Nine months ended September 30,
	Note	2026	2025	2026	2025
Expenses
General and administrative		$3,060	$3,107	$8,254	$7,672
Demonstration Plant operations	6	976	1,103	3,709	3,095
Management and directors’ fees	8	525	508	1,607	1,490
Share-based compensation	7	1,444	1,802	4,405	5,088
Separation benefits		—	—	—	100
Other		7	6	20	18
Foreign exchange (gain) loss		—	(356)	(4,905)	365
Loss from operations		6,012	6,170	13,090	17,828
Investment loss from Smackover Lithium	4	(1,821)	(925)	(4,801)	(3,169)
Fair value (loss) gain on financial asset – FID	9	(41,018)	474	(41,662)	3,757
Fair value gain on Investment in Aqualung	5	—	69	204	2,821
Interest income		1,223	249	3,552	729
Interest expense		(2)	(8)	(11)	(26)
Net loss before income taxes		(47,630)	(6,311)	(55,808)	(13,716)
Deferred income tax benefit		10,913	190	13,301	1,063
Net loss		(36,717)	(6,121)	(42,507)	(12,653)
Other comprehensive (loss) income
Item that may be reclassified subsequently to income or loss:
Currency translation differences of foreign operations		—	(384)	(5,161)	620
Total comprehensive loss		$(36,717)	$(6,505)	$(47,668)	$(12,033)

Weighted average number of common shares outstanding – basic and diluted		246,609,638	204,019,502	244,186,746	197,772,164
Basic and diluted loss per share		$(0.15)	$(0.03)	$(0.17)	$(0.06)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

STANDARD LITHIUM LTD.

Condensed Consolidated Interim Statements of Changes in Equity

For the nine months ended September 30, 2026 and 2025

(Expressed in thousands of US dollars, except share amounts - unaudited)

	Note	Number of shares	Share capital	Reserves	Accumulated deficit	Accumulated other comprehensive income (loss)	Total equity
December 31, 2024		188,772,683	$235,782	$36,040	$(37,849)	$(5,916)	$228,057
Share-based compensation		—	—	5,088	—	—	5,088
Shares issued under the ATM	7	16,311,935	32,785	—	—	—	32,785
Share issuance costs		—	(1,228)	—	—	—	(1,228)
Conversion of DSUs to common shares		933,740	2,110	(2,110)	—	—	—
Vesting of restricted stock units		576,113	649	(649)	—	—	—
Options exercised		450,000	860	(407)	—	—	453
Net loss		—	—	—	(12,653)	—	(12,653)
Currency translation differences of foreign operations		—	—	—	—	620	620
September 30, 2025		207,044,471	$270,958	$37,962	$(50,502)	$(5,296)	$253,122
December 31, 2025		239,705,571	$405,173	$37,299	$(86,247)	$(2,267)	$353,958
Share-based compensation		—	—	2,961	—	—	2,961
Shares issued under the ATM	7	5,361,672	22,083	—	—	—	22,083
Share issuance costs		—	(718)	—	—	—	(718)
Conversion of DSUs to common shares		55,762	54	(54)	—	—	—
Vesting of restricted stock units		495,612	472	(472)	—	—	—
Options exercised		685,000	3,412	(1,573)	—	—	1,839
Net loss		—	—	—	(5,790)	—	(5,790)
Currency translation differences of foreign operations		—	—	—	—	(5,161)	(5,161)
June 30, 2026		246,303,617	$430,476	$38,161	$(92,037)	$(7,428)	$369,172
Effect of change in functional currency		—	$(24,967)	$(2,603)	$6,720	$20,850	$—
July 1, 2026		246,303,617	$405,509	$35,558	$(85,317)	$13,422	$369,172
Share-based compensation		—	—	1,444	—	—	1,444
Shares issued under the ATM	7	107,631	300	—	—	—	300
Share issuance costs		—	(425)	—	—	—	(425)
Vesting of restricted stock units		372,914	406	(406)	—	—	—
Net loss		—	—	—	(36,717)	—	(36,717)
September 30, 2026		246,784,162	$405,790	$36,596	$(122,034)	$13,422	$333,774

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

STANDARD LITHIUM LTD.

Condensed Consolidated Interim Statements of Cash Flows

For the nine months ended September 30, 2026 and 2025

(Expressed in thousands of US dollars - unaudited)

		For the Nine Months Ended September 30,
	Note	2026	2025
Operating activities
Net loss		$(42,507)	$(12,653)
Add items not affecting cash
Share-based compensation	7	4,405	5,088
Deferred income tax benefit		(13,301)	(1,063)
Foreign exchange (gain) loss		(4,709)	409
Investment loss from Smackover Lithium	4	4,801	3,169
Fair value gain on Investment in Aqualung	5	(204)	(2,821)
Fair value loss (gain) on financial asset - FID	9	41,662	(3,757)
Amortization		370	812
Interest expense		11	26
Other		20	18
Net changes in non-cash working capital items:
Other current assets and receivables		(269)	(2,573)
Advances and deposits		1	5
Accounts payable and accrued liabilities		(774)	3,374
Net cash used in operating activities		(10,494)	(9,966)
Investing activities
Smackover Lithium capital contributions	4	(46,475)	(19,525)
Exploration and evaluation assets		—	(21)
Purchase of property, plant and equipment		(63)	—
Change in restricted cash		(17)	(639)
Patents		—	(43)
Net cash used in investing activities		(46,555)	(20,228)
Financing activities
Proceeds from at-the-market equity program ("ATM")	7	22,383	32,473
Exercise of Options	7	1,839	—
Share issuance costs	7	(1,075)	(1,197)
Lease payments		(142)	(252)
Net cash provided by financing activities		23,005	31,024
Effect of exchange rates on cash		(154)	55
Net change in cash		(34,198)	885
Cash, beginning of period		152,314	31,177
Cash, end of period		$118,116	$32,062
Supplemental cash flow information
Non-cash investing and financing
Change in proceeds from issuance of shares included in accounts receivable	7	$—	$312
Right of use asset additions		$—	$156
Change in share issuance costs included in accounts payable	7	$68	$31
Change in exercise of Options included in accounts receivable		$—	$453

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

STANDARD LITHIUM LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2026 AND 2025

1.
Nature of Operations

Standard Lithium Ltd. ("Standard Lithium" or the "Parent Company") was incorporated under the laws of the Province of British Columbia on August 14, 1998, and was continued under the Canada Business Corporations Act on December 1, 2016. The Company and its subsidiaries' (collectively, the "Company") principal operations are comprised of exploration for, and development of lithium brine properties in the United States of America. The Company also has significant investments in joint venture arrangements for the exploration and evaluation of lithium brine projects and the development of production facilities. The address of the Company's corporate office and principal place of business is Suite 1625, 1075 West Georgia Street, Vancouver, British Columbia, Canada, V6E 3C9. The Company’s common shares are listed on the TSX Venture Exchange (the "TSXV") and the NYSE American, LLC ("NYSE") under the symbol "SLI".

2.
Basis of Presentation

Statement of compliance

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting ("IAS 34"), as issued by the International Accounting Standards Board ("IASB"), and do not include all disclosures required under IFRS Accounting Standards. Accordingly, they should be read in conjunction with the Company’s audited consolidated financial statements and related notes thereto for the year ended December 31, 2025, which were prepared in accordance with IFRS Accounting Standards as issued by the IASB.

These condensed consolidated interim financial statements have been prepared on a going concern basis.

Basis of presentation

These condensed consolidated interim financial statements have been prepared on the historical cost basis except for certain financial instruments and equity investments that are measured at fair value. Financial assets and equity investments being accounted for under fair value through profit or loss are measured at their fair value at each reporting date, with changes in fair value recognized in profit or loss during the period in which they arise. Investments in joint ventures over which the Company has significant influence, but not control, are accounted for using the equity method in accordance with IAS 28 Investments in Associates and Joint Ventures. Such investments are initially recognized at cost and are subsequently adjusted to reflect the Company’s share of the investee's profits or losses and distributions received.

These condensed consolidated interim financial statements are presented in the United States dollar ("USD"), and all values are rounded to the nearest thousand except as otherwise indicated. Effective July 1, 2026, the functional currency of the Parent Company changed from the Canadian dollar ("CAD") to USD, as further described in Note 3. Prior to this date, the Parent Company's functional currency was CAD. The functional currency of the Company's subsidiaries is USD. Transactions denominated in currencies other than an entity's functional currency are considered foreign currency transactions.

Foreign currency transactions are translated into each entity's functional currency at the exchange rate prevailing on the transaction date. Foreign currency denominated monetary assets and liabilities are translated using the rate of exchange prevailing at the reporting date, with resulting foreign exchange gains and losses recognized in profit or loss. Foreign currency denominated non-monetary assets and liabilities, measured at historical cost, are translated at the rate of exchange at the transaction date.

Critical accounting estimates and judgments

The preparation of financial statements requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities and contingent liabilities as of the date of the financial statements, and the reported amount of revenues and expenses during the reporting period. Estimates and judgments are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Actual results may differ from these estimates.

STANDARD LITHIUM LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2026 AND 2025

Information about critical judgments in applying accounting policies and assumptions and estimation uncertainties that have the most significant effect on the amounts recognized in the condensed consolidated interim financial statements is disclosed in Note 2 of the Company’s consolidated financial statements for the year ended December 31, 2025.

3.
Summary of Material Accounting Policies

The material accounting policies as disclosed in the Company’s consolidated financial statements for the year ended December 31, 2025 have been applied consistently in the preparation of these condensed consolidated interim financial statements, except for the change in functional currency described below.

Change in Functional Currency

Effective July 1, 2026, the functional currency of Standard Lithium Ltd. changed from CAD to USD. The change reflects developments in the underlying transactions, events and conditions affecting the primary currency used in the economic environment in which the Company operates. As the Company's U.S. development projects advanced, the Parent Company's financing activities, treasury management and anticipated future cash flows became predominantly USD-denominated, reflecting expected USD denominated cash inflows from financing activities, expected capital contributions to fund engineering, procurement, construction and other project development activities, as well as ordinary course operating expenses.

In accordance with IAS 21, The Effects of Changes in Foreign Exchange Rates, the change in functional currency was accounted for prospectively from July 1, 2026. Accordingly, the Parent Company's assets, liabilities and equity balances were translated into USD using the exchange rate in effect at the date of the change. The resulting translated amounts became the new carrying amounts applied prospectively, with the translated amounts of non-monetary items remaining at their historical cost.

The change in functional currency resulted in adjustments to individual components of shareholders' equity as of July 1, 2026, with no impact on total shareholders' equity. These adjustments reflect the translation of the Parent Company's equity balances into USD at the exchange rate in effect on the date of change and are presented separately in the condensed consolidated interim statement of changes in equity.

Comparative information has not been restated as a result of the change in functional currency. The change did not affect the Company's USD presentation currency. The adjustments to shareholders' equity included the reallocation of cumulative foreign currency translation differences previously recognized in accumulated other comprehensive income. The remaining balance in accumulated other comprehensive income relates to historical foreign currency translation differences associated with net investments in foreign operations, which remain within equity and were not reclassified to profit or loss as a result of the change.

Changes in accounting standards

New IFRS pronouncements not yet adopted

In April 2024, the IASB issued IFRS 18, Presentation and disclosure in financial statements ("IFRS 18"), which replaces IAS 1, Presentation of financial statements. IFRS 18 introduces an updated structure for the statement of income or loss by requiring income and expenses to be presented in three defined categories: operating, investing and financing, and by specifying certain defined totals and subtotals. IFRS 18 also introduces disclosure requirements for management-defined performance measures and provides enhanced guidance on principles of aggregation and disaggregation that apply to the primary financial statements and accompanying notes. The standard does not change the recognition or measurement of items in the financial statements or the classification of items in other comprehensive income.

IFRS 18 is effective for annual reporting periods beginning on or after January 1, 2027, including interim reporting periods. Retrospective application is required and early adoption is permitted. The adoption of IFRS 18 is expected to result in changes to the presentation and disclosure of certain amounts in the Company's consolidated financial statements; however, the Company does not expect the standard to have a material impact on its consolidated financial position, results

STANDARD LITHIUM LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2026 AND 2025

of operations or cash flows.

New IFRS pronouncements recently adopted

In May 2024, the IASB issued amendments to IFRS 9, Financial Instruments and IFRS 7, Financial Instruments: Disclosures to respond to recent questions arising in practice, and to include new requirements not only for financial institutions but also for corporate entities. These amendments are described in detail in the Company’s condensed consolidated interim financial statements for the three months ended March 31, 2026.

The Company adopted the amendments effective January 1, 2026 and adopted the exception permitted for qualifying electronic payment systems to derecognize certain financial liabilities on the date payment is initiated rather than the settlement date. The adoption did not have a material impact on the Company’s condensed consolidated interim financial statements.

Other accounting standards or amendments to existing accounting standards that have been issued but have future effective dates will either not be relevant to the Company after their effective date or are not expected to have a material impact on the Company's consolidated financial statements.

4.
Equity Method Investment in Smackover Lithium

On May 7, 2024, the Company and Equinor TDI Holdings LLC ("Equinor"), a Delaware limited liability company, entered into a membership interest purchase and sale agreement (the "Agreement"), in which Equinor acquired interests in two former Standard Lithium wholly-owned subsidiaries, one of which holds the resource development project in southwest Arkansas ("South West Arkansas Project") and the other holds prospective lithium brine areas within the Smackover Formation in East Texas (the "East Texas Properties"). The South West Arkansas Project is held through SWA Lithium Financing, LLC and its subsidiary SWA Lithium LLC ("SWA Lithium"), and the East Texas Properties are held through Texas Lithium Financing, LLC ("Texas Lithium"). Each entity forms part of Smackover Lithium ("Smackover Lithium"), the Company's joint venture with Equinor.

Pursuant to the terms of the Agreement, Equinor acquired a 45% interest in each of the former subsidiaries, and the Company retained a 55% interest for an initial cash payment of $30.0 million to the Company and the commitment to invest an additional $130.0 million as follows:

•
Equinor solely funded the first $40.0 million and $20.0 million of development costs for SWA Lithium and Texas Lithium, respectively. Additional capital expenditures are funded on a pro-rata basis; and
•
Standard Lithium to receive milestone payments of $40.0 million associated with SWA Lithium and $30.0 million associated with Texas Lithium subject to final investment decisions ("FID") being made by January 1, 2027 and January 1, 2029, respectively.

Changes in the Company's investment in Smackover Lithium for the nine months ended September 30, 2026 are summarized as follows (in thousands):

	SWA Lithium	Texas Lithium	Total
Balance at December 31, 2025	$105,165	$63,703	$168,868
Capital contributions	26,125	20,350	46,475
Loss from investment in Smackover Lithium	(4,007)	(794)	(4,801)
Balance at September 30, 2026	$127,283	$83,259	$210,542

STANDARD LITHIUM LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2026 AND 2025

Summarized financial information for the Company's interest in the Smackover Lithium entities on a 100% basis for the three months ended September 30, 2026 is (in thousands):

	SWA Lithium	Texas Lithium	Total
Net loss	$2,678	$632	$3,310
Company’s share of net loss	$1,473	$348	$1,821

Summarized financial information for the Company's interest in the Smackover Lithium entities on a 100% basis for the nine months ended September 30, 2026 is (in thousands):

	SWA Lithium	Texas Lithium	Total
Net loss	$7,284	$1,444	$8,728
Company’s share of net loss	$4,007	$794	$4,801

Summarized financial information for the Company's interest in the Smackover Lithium entities on a 100% basis for the three months ended September 30, 2025 is (in thousands):

	SWA Lithium	Texas Lithium	Total
Net loss	$809	$873	$1,682
Company’s share of net loss	$445	$480	$925

Summarized financial information for the Company's interest in the Smackover Lithium entities on a 100% basis for the nine months ended September 30, 2025 is (in thousands):

	SWA Lithium	Texas Lithium	Total
Net loss	$4,171	$1,591	$5,762
Company’s share of net loss	$2,294	$875	$3,169

The carrying amount of the Company's investment in the Smackover Lithium entities on a 100% basis as of September 30, 2026 is as follows (in thousands):

	SWA Lithium	Texas Lithium	Total
Current assets	$30,901	$22,942	$53,843
Non-current assets	106,518	87,950	194,468
Total assets	137,419	110,892	248,311
Current liabilities	8,608	4,611	13,219
Total liabilities	8,608	4,611	13,219
Net assets	$128,811	$106,281	$235,092
Company’s share of Smackover Lithium	70,846	58,455	129,301
Adjustments to the Company’s share of net assets(1)	56,437	24,804	81,241
Carrying amount of investment in Smackover Lithium	$127,283	$83,259	$210,542

(1)
Adjustments to the Company's share of net assets include the impact of the initial fair value measurement on May 7, 2024 and the impact of Equinor solely funding $40.0 million and $20.0 million of capital contributions in SWA Lithium and Texas Lithium, respectively.

STANDARD LITHIUM LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2026 AND 2025

The carrying amount of the Company's investment in the Smackover Lithium entities on a 100% basis as of December 31, 2025 is as follows (in thousands):

	SWA Lithium	Texas Lithium	Total
Current assets	$12,741	$10,989	$23,730
Non-current assets	82,994	64,392	147,386
Total assets	95,735	75,381	171,116
Current liabilities	7,139	4,656	11,795
Total liabilities	7,139	4,656	11,795
Net assets	$88,596	$70,725	$159,321
Company’s share of Smackover Lithium	48,728	38,899	87,627
Adjustments to the Company’s share of net assets(1)	56,437	24,804	81,241
Carrying amount of investment in Smackover Lithium	$105,165	$63,703	$168,868

(1)
Adjustments to the Company's share of net assets include the impact of the initial fair value measurement on May 7, 2024 and the impact of Equinor solely funding $40.0 million and $20.0 million of capital contributions in SWA Lithium and Texas Lithium, respectively.

South West Arkansas Project

The South West Arkansas Project is maintained pursuant to an option agreement dated December 29, 2017, between TETRA Technologies Inc. ("TETRA") and the Company (the "TETRA Option Agreement"). Pursuant to the TETRA Option Agreement, the Company acquired certain rights to conduct brine exploration and production and for lithium extraction activities in Arkansas.

On October 31, 2023, the aforementioned option was exercised to acquire brine production rights for the exploration and production of lithium, for the South West Arkansas Project, subject to a 2.5% royalty on gross revenue following the commencement of commercial production.

On May 7, 2024, the Company completed a transaction with Equinor, pursuant to which Equinor acquired a 45% ownership interest in the entities holding the South West Arkansas Project and East Texas Properties, with the Company retaining the remaining 55% ownership interest. The South West Arkansas Project is held through SWA Lithium.

In October 2025, Front-End Engineering Design ("FEED") and a Definitive Feasibility Study ("DFS") were completed for the South West Arkansas Project.

On March 9, 2026, SWA Lithium entered into a binding take-or-pay offtake agreement with Trafigura Trading LLC ("Trafigura") for the purchase by Trafigura of battery-quality lithium carbonate to be produced from the South West Arkansas Project (the "Trafigura Offtake Agreement"). Under the terms of the Trafigura Offtake Agreement, SWA Lithium will supply Trafigura with 8,000 metric tons per year of battery-quality lithium carbonate over a 10-year period, beginning at the start of commercial production. Terms of the agreement are structured to support the anticipated financing for the South West Arkansas Project.

In May 2026, the South West Arkansas Project also received approval under the National Environmental Policy Act, marking a significant regulatory milestone in advancing the project toward FID.

In May 2026, SWA Lithium also awarded a key engineering, procurement and construction management contract for the South West Arkansas Project to Wood Group USA Inc. in connection with its well fields, and a key engineering, procurement, construction and commissioning contract to S&B Engineers and Constructors for the central processing facility at the South West Arkansas Project.

In August 2026, SWA Lithium entered into a second binding take-or-pay offtake agreement with LG Energy Solution for the

STANDARD LITHIUM LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2026 AND 2025

supply of 8,000 metric tons per year of battery-quality lithium carbonate over a 10-year period, beginning at the start of commercial production. Terms of the agreement are structured to support the anticipated financing for the South West Arkansas Project.

In September 2026, SWA Lithium amended the Trafigura Offtake Agreement to provide SWA Lithium with the option to supply up to an additional 4,000 metric tons per year of battery-quality lithium carbonate over the 10-year term. The additional volumes under the amended agreement are deliverable at SWA Lithium's election. The amendment increases the maximum potential annual supply to Trafigura to 12,000 metric tons and brings the total potential annual offtake commitments for the South West Arkansas Project to 20,000 metric tons.

East Texas Properties

The East Texas Properties include leases for certain properties in East Texas that are prospective for lithium brine development.

On May 7, 2024, in connection with the transaction with Equinor, Equinor acquired a 45% ownership interest in the entity holding the East Texas Properties, with the Company retaining the remaining 55% ownership interest. The East Texas Properties are held through Texas Lithium.

On September 24, 2025, an initial inferred mineral resource estimate was completed for the Franklin project (the “Franklin Project”), located within the East Texas Properties. The Franklin Project represents the initial project within Texas Lithium’s broader East Texas development strategy.

On September 8, 2026, a Preliminary Economic Assessment ("PEA") was announced for the Franklin Project. Additional information is provided in the Company's accompanying Management's Discussion and Analysis.

The Company continues to evaluate additional mineral leasehold acquisitions and to advance exploration and development activities within the East Texas Properties.

5.
Investment in Aqualung

As of September 30, 2026, the Company held an equity investment in Aqualung Carbon Capture AS ("Aqualung"), a privately held entity, which is classified as a financial asset measured at fair value through profit or loss in accordance with IFRS 9, Financial Instruments. The fair value of the investment was determined using observable market-based inputs in accordance with IFRS 13, Fair Value Measurement. Aqualung is engaged in the development of carbon capture technology and is based in Norway with operations in the United States.

During the nine months ended September 30, 2026, the Company recorded a fair value gain of $0.2 million resulting from foreign exchange translation effects. The gain was recognized prior to the Company's change in functional currency from CAD to USD, effective July 1, 2026. No further foreign exchange-related fair value changes were recognized during the three months ended September 30, 2026.

During the nine months ended September 30, 2025, the Company remeasured its investment in Aqualung to $5.4 million to reflect an equity investment transaction that was completed by Aqualung, which the Company did not participate in. The Company recorded a fair value gain of $2.8 million during the nine months ended September 30, 2025, primarily reflecting the impact of Aqualung's equity financing transaction.

Changes in the Company's investment in Aqualung for the nine months ended September 30, 2026 are as follows (in thousands):

Balance at December 31, 2025	$5,350
Effect of change in fair value	204
Effect of foreign exchange translation	(204)
Balance at September 30, 2026	$5,350

STANDARD LITHIUM LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2026 AND 2025

6.
Demonstration Plant

The Company operates an industrial-scale direct lithium extraction ("DLE") demonstration plant (the "Demonstration Plant") in El Dorado, Arkansas. The Demonstration Plant operating costs are comprised of the following (in thousands):

	Three months ended September 30,		Nine months ended September 30,
	2026	2025	2026	2025
Personnel	$653	$873	$2,669	$2,362
Reagents	2	8	24	48
Repairs and maintenance	2	28	121	84
Supplies	229	141	671	442
Test work	6	3	10	11
Office trailer	12	19	40	42
Other	72	31	174	106
Total costs	$976	$1,103	$3,709	$3,095

7.
Share Capital

Authorized capital

The Company is authorized to issue an unlimited number of common voting shares and preferred shares without nominal or par value.

During the three and nine months ended September 30, 2026 and 2025, the Company had the following equity transactions:

ATM Share Issuances

On August 8, 2025, the Company announced the establishment of an ATM equity program superseding the Company's previous ATM program ("Previous ATM program"), which had been fully utilized, allowing the Company to issue and sell up to $50.0 million of its common shares from treasury to the public (the "2025 ATM program").

During the three and nine months ended September 30, 2026, the Company issued a total of 107,631 and 5,469,303 common shares, respectively, under the 2025 ATM program at an average price of $2.78 and $4.09, per share, respectively. Gross proceeds provided were $0.3 million and $22.4 million, respectively, during the three and nine months ended September 30, 2026 and net proceeds provided were $0.3 million and $21.8 million, respectively, after broker fees and commissions.

During the three and nine months ended September 30, 2025, the Company issued a total of 1,673,975 common shares under the 2025 ATM program at an average price of $3.11 for gross and net proceeds of $5.2 million and $4.9 million, respectively. This includes trades that were executed on or before September 30, 2025 but settled subsequent to period end, generating gross and net proceeds of $0.3 million and $0.3 million, respectively.

During the three and nine months ended September 30, 2025, the Company issued a total of 3,475,000 and 14,637,960 common shares, respectively, under the Previous ATM program at an average price of $2.62 and $1.88 per share, respectively. Gross proceeds provided were $9.1 million and $27.6 million, respectively, during the three and nine months ended September 30, 2025 and net proceeds provided were $8.7 million and $26.7 million, respectively.

On August 10, 2026, the Company announced the establishment of a new ATM equity program allowing the Company to issue and sell up to $50.0 million of its common shares from treasury to the public (the "2026 ATM program"). No sales under the 2026 ATM program will be made until the exhaustion or termination of the 2025 ATM program.

STANDARD LITHIUM LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2026 AND 2025

Options

The Company has an option plan in place under which it is authorized to grant options ("Options") to its officers, directors, consultants, management and company employees enabling them to cumulatively acquire up to 10% of the issued and outstanding common shares of the Company pursuant to awards issued under the option plan and any other equity compensation arrangements. Under the option plan, the exercise price of each Option shall not be less than the price permitted by the TSXV. The Options can be granted for a maximum term of 10 years and generally have a vesting period of three years.

The weighted average fair value at grant date of Options granted during the nine months ended September 30, 2026 and 2025 was $2.03 and $1.18 per Option, respectively. The fair value was determined using the Black-Scholes option-pricing model using the following weighted average assumptions:

	Nine months ended September 30,
	2026	2025
Expected stock price volatility	76%	106%
Risk-free interest rate	3.98%	4.00%
Dividend yield	—	—
Expected life of Options	5 years	5 years
Stock price on date of grant	$3.18	$1.54
Exercise price	$3.18	$1.54
Forfeiture rate	—	—

The following table summarizes the Option activity for the nine months ended September 30, 2026:

	Number of Options	Weighted average exercise price
December 31, 2025	11,678,698	$2.40
Options granted	1,212,981	3.18
Options exercised	(685,000)	2.83
Options expired	(200,000)	4.78
September 30, 2026	12,006,679	$2.42

STANDARD LITHIUM LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2026 AND 2025

The following table summarizes Options outstanding and exercisable as of September 30, 2026:

	Options Outstanding			Options Exercisable
Exercise Price	Number of Shares	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$4.94	200,000	0.43	$4.94	200,000	$4.94
$6.52	170,000	0.46	$6.52	170,000	$6.52
$7.45	100,000	0.53	$7.45	100,000	$7.45
$3.77	2,690,000	1.53	$3.77	2,690,000	$3.77
$3.85	150,000	1.65	$3.85	150,000	$3.85
$2.97	750,000	1.99	$2.97	666,666	$2.97
$1.07	100,000	2.55	$1.07	75,000	$1.07
$1.13	1,063,394	2.86	$1.13	708,929	$1.13
$1.36	2,000,000	2.92	$1.36	2,000,000	$1.36
$1.42	863,852	3.22	$1.42	487,951	$1.42
$1.35	1,598,853	2.87	$1.35	732,951	$1.35
$1.27	557,599	3.50	$1.27	185,866	$1.27
$1.78	300,000	3.73	$1.78	100,000	$1.78
$2.92	250,000	3.88	$2.92	150,000	$2.92
$3.23	1,167,981	4.50	$3.23	—	$—
$1.83	45,000	5.00	$1.83	—	$—
	12,006,679	2.67	$2.42	8,417,363	$2.58

Long-term Incentive Plan

The Company has a long-term incentive plan (the "Plan") in accordance with the policies of the TSXV whereby, from time to time at the discretion of the Company's Board of Directors (the "Board"), eligible directors, officers and employees are awarded restricted share units ("RSUs"). The RSUs that are subject to, among other things, the recipient's deferral right in accordance with the Income Tax Act (Canada) convert automatically into common shares upon vesting. In addition, the Company may issue deferred share units ("DSUs"). DSUs may be redeemed upon retirement or termination from the Company. In accordance with the Plan, the aggregate number of common shares to be issued shall not exceed 10% of the Company’s issued and outstanding common shares at any given time when combined with the aggregate number of Options, RSUs and DSUs issued pursuant to the Plan and any other equity compensation arrangements.

The following table summarizes the RSU activity for the nine months ended September 30, 2026:

	Number of RSUs	Weighted average grant date fair value(1)
December 31, 2025	2,491,231	$1.27
Granted	802,543	3.23
Vested	(868,526)	1.24
September 30, 2026	2,425,248	$1.93

STANDARD LITHIUM LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2026 AND 2025

(1)
Grant-date fair value represents the closing market price of the Company’s common shares on the date of grant.

The following table summarizes the DSU activity for the nine months ended September 30, 2026:

	Number of DSUs	Weighted average grant date fair value(1)
December 31, 2025	1,993,725	$2.36
Granted	216,720	3.23
Conversion of DSUs to common shares	(55,762)	1.35
Forfeited	(30,960)	3.23
September 30, 2026	2,123,723	$2.46
(1)
Grant-date fair value represents the closing market price of the Company’s common shares on the date of grant.

Share-based compensation expense

Share-based compensation recorded for each type of award is as follows (in thousands):

	Three months ended September 30,		Nine months ended September 30,
	2026	2025	2026	2025
Options	$703	$964	$2,230	$2,720
RSUs	619	550	1,714	1,537
DSUs	122	288	461	831
Total	$1,444	$1,802	$4,405	$5,088

8.
Related Party Transactions

Key management personnel are persons responsible for planning, directing and controlling the activities of the entity, which are the directors and officers of the Company.

Compensation to key management is comprised of the following (in thousands):

	Three months ended September 30,		Nine months ended September 30,
	2026	2025	2026	2025
Management and director fees(1)	$525	$508	$1,607	$1,490
Share-based compensation	906	1,010	2,767	3,573
	$1,431	$1,518	$4,374	$5,063

(1)
Management and director fees are comprised of salaries, bonuses, benefits and directors' fees included on the Company's condensed consolidated interim statement of comprehensive loss.

STANDARD LITHIUM LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2026 AND 2025

Related party receivables are included in Other current assets and receivables and related party payables are included in Accounts payable and accrued liabilities on the Company's condensed consolidated interim statements of financial position. The balances of related party receivables and payables as of the periods indicated are as follows (in thousands).

	September 30, 2026	December 31, 2025
Receivables
Smackover Lithium(1)	$3,015	$3,226
Total	$3,015	$3,226

Accounts payable and accrued liabilities
Smackover Lithium(2)	$4,700	$4,700
Management and directors(3)	1,042	2,160
Total	$5,742	$6,860
(1)
Amounts due from the Smackover Lithium entities represent receivables for reimbursement of costs paid by the Company on behalf of these entities.
(2)
Accounts payable and accrued liabilities due to Smackover Lithium as of September 30, 2026 and December 31, 2025 represent $4.0 million of cash received from Smackover Lithium, which is held by the Company in a separate account, is designated for working capital needs and is currently due. In addition, a $0.7 million payable, related to a cash collateralized letter of credit that is held by the Company on behalf of Smackover Lithium, was outstanding as of September 30, 2026 and December 31, 2025.
(3)
Amounts due to management and directors primarily include accrued management and director compensation. As of September 30, 2026, the balance of $1.0 million primarily includes accrued incentive compensation earned during the period. As of December 31, 2025, the balance of $2.2 million primarily reflected accrued incentive compensation for the full year, amounts payable to a director relating to funds received during the period, and expense reimbursements payable to management.
9.
Financial Instruments and Financial Risk Management

Fair value is the exchange price that would be received for an asset or paid to transfer a liability in an orderly transaction between market participants. In arriving at a fair value measurement, the Company uses a fair value hierarchy based on three levels of inputs, of which the first two are considered observable and the last unobservable. The three levels of inputs used to establish fair value are the following:

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 – inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly for similar items in active markets; and

Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The Company’s policy is to recognize transfers into and out of fair value hierarchy levels at the end of the reporting period.

There were no transfers between Levels 1, 2 and 3 during the nine months ended September 30, 2026 and the year ended December 31, 2025, respectively.

STANDARD LITHIUM LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2026 AND 2025

The following tables set forth the Company's financial assets measured at fair value by level within the fair value hierarchy for the periods indicated (in thousands):

September 30, 2026	Level 1	Level 2	Level 3	Total
Financial asset – FID(1)	$—	$—	$10,637	$10,637
Investment in Aqualung	—	—	5,350	5,350

(1)
Includes $10.6 million related to Texas Lithium.

December 31, 2025	Level 1	Level 2	Level 3	Total
Financial asset – FID(1)	$—	$—	$52,299	$52,299
Investment in Aqualung	—	—	5,350	5,350

(1)
Includes $31.4 million and $20.9 million related to SWA Lithium and Texas Lithium, respectively.

Financial Asset – FID

The Financial asset – FID is measured at fair value using a probability-weighted discounted cash flow methodology. The valuation incorporates probability-weighted scenarios reflecting the expected timing of achievement of FID for SWA Lithium (the South West Arkansas Project) and Texas Lithium (including the Franklin Project) and applies a discount rate derived from the S&P corporate bond yield curve based on the credit rating of the counterparty. Under the existing contractual terms, the Company's entitlement to the respective contingent payments from its joint venture partner, Equinor, expires if FID is not achieved at SWA Lithium by January 1, 2027, or at Texas Lithium by January 1, 2029.

During the three months ended September 30, 2026, the Company recognized a fair value loss of $41.0 million on its Financial asset – FID, consisting of $31.4 million related to SWA Lithium and $9.6 million related to Texas Lithium. For the nine months ended September 30, 2026, the Company recognized a net fair value loss of $41.7 million, consisting of $31.4 million related to SWA Lithium and $10.3 million related to Texas Lithium.

For SWA Lithium, the partnership has continued to advance key workstreams, such as progressing on limited notice to proceed activities with our engineering, procurement, and construction contractors, finalizing offtake contracts, advancing financing arrangements, and continuing to make progress toward FID, resulting in management's assessment of the overall likelihood of achieving FID improving. Notwithstanding this progress, the timing of FID remains subject to uncertainty, primarily related to the remaining steps necessary to finalize project financing plans, satisfy applicable conditions and secure the capital required to proceed with project construction. The remaining financing activities are expected to require additional time, and as a result, management no longer anticipates achieving FID before the contractual deadline of January 1, 2027 for the $40.0 million contingent payment from Equinor. Accordingly, the SWA Lithium Financial asset – FID was remeasured to nil as of September 30, 2026, resulting in a fair value loss of $31.4 million for both the three and nine months ended September 30, 2026. This adjustment reflects the expected timing of FID relative to the contractual payment deadline, notwithstanding management’s improved assessment of the overall likelihood of achieving FID and the underlying development prospects of the project.

For Texas Lithium, management reassessed the anticipated timing of FID, considering the progression of activities at SWA Lithium and the sequencing of projects across the Company's portfolio of assets. As the Company’s focus on achieving FID at SWA Lithium has extended into early 2027, and with the resultant prioritization of construction, capital allocation, and resources towards the South West Arkansas Project extending beyond year-end 2026, there is a lower probability that the Company will achieve FID at Texas Lithium by the contractual payment deadline of January 1, 2029.

Accordingly, the Texas Lithium Financial asset – FID was remeasured to $10.6 million as of September 30, 2026, resulting in a fair value loss of $9.6 million and $10.3 million for the three and nine months ended September 30, 2026, respectively. This adjustment reflects management's revised assessment of the timing of FID relative to the contractual payment deadline, rather than a reduction in the overall likelihood of achieving FID for Texas Lithium.

STANDARD LITHIUM LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2026 AND 2025

During the nine months ended September 30, 2025, the Company recorded a fair value gain on Financial asset – FID of $3.8 million. The change in fair value was primarily attributable to the passage of time.

Investment in Aqualung

The Company's investment in Aqualung is measured at fair value on a recurring basis. Information relating to Aqualung is considered when determining its fair value. In addition to company-specific information, the Company takes into account trends in general market conditions and the share performance of comparable publicly-traded companies when valuing privately-held investments. During the nine months ended September 30, 2026, the Company recorded a fair value gain on its investment in Aqualung of $0.2 million resulting from foreign exchange translation effects prior to the change in the Company's functional currency from CAD to USD, effective July 1, 2026. No fair value gain or loss was recognized during the three months ended September 30, 2026. For the nine months ended September 30, 2025, the Company recorded a fair value gain on its investment in Aqualung of $2.8 million primarily as a result of an equity financing transaction completed by Aqualung in which the Company did not participate.

The Board has overall responsibility for the establishment and oversight of the Company's risk management framework. The Company’s risk management policies are established to identify and analyze the risks faced by the Company, to set appropriate risk limits and controls, and to monitor risks and adherence to limits. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and in response to the Company’s activities. Management regularly monitors compliance with the Company’s risk management policies and procedures and reviews the adequacy of the risk management framework in relation to the risks faced by the Company.

The Company is exposed to various risks such as interest rate, credit, and liquidity risk. To manage these risks, management determines what activities must be undertaken to minimize potential exposure to risks. The objectives of the Company in managing risk are as follows:

•
maintaining sound financial condition;
•
financing operations; and
•
ensuring liquidity to all operations.

To satisfy these objectives, the Company monitors and manages these financial exposures as an integral part of its overall risk management program.

(i)
Credit risk

Credit risk is the risk of loss if counterparties do not fulfill their contractual obligations and arises principally from the Company's cash deposits and financial asset – FID. The Company's maximum credit risk is equal to the carrying amount of its financial assets, including cash and financial asset – FID. The Company maintains substantially all of its cash with two financial institutions. The majority of cash held with these institutions exceeds the amount of insurance provided on such deposits.

(ii)
Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due. The Company manages this risk by careful management of its working capital (current assets less current liabilities) to try to ensure its expenditures will not exceed available resources. As of September 30, 2026 and December 31, 2025, the Company had working capital of $114.4 million and $147.6 million, respectively.

As of September 30, 2026 and December 31, 2025, accounts payable and accrued liabilities are generally due within one year.

As of September 30, 2026 and December 31, 2025, lease liabilities' undiscounted contractual cash flows, including interest payments, are due within the next three years, respectively.

STANDARD LITHIUM LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2026 AND 2025

(iii)
Foreign exchange risk

Foreign exchange risk is the risk that the Company's financial instruments will fluctuate in value as a result of movements in foreign exchange rates. The Company does not use derivative instruments to reduce its exposure to foreign currency risk at this time.

Effective July 1, 2026, the Company's functional currency changed from CAD to USD. As a result, the Company's primary foreign exchange risk exposure shifted from USD-denominated monetary assets and liabilities to CAD-denominated monetary assets and liabilities. The change in functional currency did not eliminate the Company's exposure to foreign exchange risk.

September 30, 2026

At September 30, 2026, the Company was exposed to currency risk primarily through the following CAD-denominated monetary assets and liabilities held by USD-functional entities, presented in USD (in thousands):

September 30, 2026
Cash	$1,963
Accounts receivable	118
Advances and deposits	33
Accounts payable and accrued liabilities	339
Lease liability - short-term	51

At September 30, 2026, these CAD-denominated balances were translated at a rate of 1.418 CAD to USD 1.00. Following the change in functional currency, the Company's exposure to foreign exchange fluctuations decreased significantly. A 10% appreciation or depreciation of CAD relative to USD, applied to the Company's net CAD-denominated monetary exposure at September 30, 2026, would result in an approximate $0.2 million increase or decrease in the Company's profit or loss, assuming all other variables remained constant.

December 31, 2025

At December 31, 2025, prior to the change in functional currency, the Company was exposed to currency risk through the following assets and liabilities denominated in USD and held by CAD-functional entities, presented in USD (in thousands):

December 31, 2025
Cash	$142,339
Investment in Aqualung	5,350
Accounts receivable	322
Accounts payable	99

At December 31, 2025, the Company’s primary exposure to foreign exchange risk related to USD-denominated cash balances held by CAD-functional entities. At December 31, 2025, these USD-denominated cash balances were translated at a rate of USD 1.00 to CAD 1.371. A 10% increase or decrease in the US dollar relative to the Canadian dollar, applied to these USD-denominated cash balances, would result in a change of approximately $14.2 million in the Company's profit or loss, assuming all other variables remained constant.

10.
Capital Management

The Company had $118.1 million in cash as of September 30, 2026.

On May 7, 2024, the Company entered into strategic partnerships with Equinor, in which the Company received an initial cash payment of $30.0 million and a commitment by Equinor to invest up to an additional gross $130.0 million in exchange for a 45% interest in each Smackover Lithium entity, respectively. Included in Equinor's commitment to provide up to $130.0

STANDARD LITHIUM LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2026 AND 2025

million in consideration are sole funding commitments of $60.0 million post entrance into Smackover Lithium. These sole funding contributions by Equinor were fulfilled in the second quarter of 2025.

The Company's objectives when managing capital are to safeguard the Company's ability to pursue the exploration and development of its projects and to maintain a flexible capital structure. The Company's current capital structure is made up of common equity, with no long-term or revolving debt obligations.

As the Company is currently in the exploration and development phase, none of its financial instruments are exposed to commodity price risk; however, the Company’s ability to obtain long-term financing and its economic viability may be affected by commodity price volatility.

The Company may adjust how it manages its capital structure in light of changes in economic conditions and the risk characteristics of the underlying assets.

In order to carry out planned exploration and development of its projects and pay for administrative costs, the Company plans to spend its existing cash balance and may utilize other forms of financing.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company and its stage of development, is appropriate.

11.
Contingencies

On January 27, 2022, a putative securities class action lawsuit was filed against the Company and certain former executives in the United States District Court for the Eastern District of New York, captioned Gloster v. Standard Lithium Ltd., et al., 22-cv-0507 (E.D.N.Y.) (the "Action"). The complaint purports to seek relief on behalf of a class of investors who purchased or otherwise acquired the Company’s publicly traded securities between May 19, 2020 and November 17, 2021, and asserts violations of Section 10(b) of the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act") against all defendants and Section 20(a) of the Exchange Act against the individually-named defendants. On April 27, 2022, the court granted Curtis T. Arata’s motion for appointment as lead plaintiff in the Action. Lead plaintiff filed an amended complaint on June 29, 2022, adding Andrew Robinson as a defendant and extending the class period to February 3, 2022. The amended complaint alleges, among other things, that during the proposed class period, defendants misrepresented and/or failed to disclose certain facts regarding the Company’s LiSTR DLE technology and "final product lithium recovery percentage" at its DLE Demonstration Plant in southern Arkansas. The amended complaint seeks various forms of relief, including monetary damages in an unspecified amount. Defendants filed a motion to dismiss the amended complaint on August 10, 2022, which became fully briefed on September 28, 2022. On September 28, 2025, the court dismissed the amended complaint in full. On October 29, 2025, the plaintiff filed a notice of appeal, which was fully briefed on May 13, 2026 and oral arguments were held before the court on November 10, 2026, pursuant to which the Court took the matter under advisement. As of September 30, 2026, the Company has not recorded any provision associated with this matter, as there is no probable liability that can be reasonably determined at this time.

12.
Subsequent Events

Subsequent to September 30, 2026, the following significant events occurred:

On October 13, 2026, the Company appointed Ralph Alexander to its Board of Directors. In connection with his appointment, the Company granted 300,000 Options, which vested immediately upon grant. The Options are exercisable at $1.43 per common share and expire in five years.

On October 20, 2026, the Company filed a technical report on the Franklin Project titled "NI 43-101 Technical Report: Preliminary Economic Assessment for the Franklin Project located in Hopkins, Franklin and Titus Counties, Texas, United States" with an effective date of July 20, 2026, to support its previously announced positive preliminary economic assessment.